Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2019

NEWS RELEASE

Financial Highlights

	4Q 2019 GAAP	4Q 2019 Non-GAAP

• Net sales	$153.2 million (+39% Q/Q, +24% Y/Y)	$153.0 million (+35% Q/Q, +32% Y/Y)

• Gross margin	48.1%	49.3%

• Operating margin	17.9%	24.4%

• Earnings per diluted ADS	$0.73	$0.96

	Full Year 2019 GAAP	Full Year 2019 Non-GAAP

• Net sales	$457.3 million (-14% Y/Y)	$449.4 million (-10% Y/Y)

• Gross margin	48.6%	50.1%

• Operating margin	11.5%	21.3%

• Earnings per diluted ADS	$1.82	$2.60

Business Highlights

•	Total controller sales grew Q/Q to a record high

•	SSD controller sales increased about 25% Q/Q to a record high

•	eMMC+UFS controller sales increased about 70% Q/Q

•	SSD solutions[1] sales increased about 60% Q/Q

TAIPEI, Taiwan and MILPITAS, Calif., February 7, 2020 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2019. For the fourth quarter, net sales (GAAP) increased sequentially to $153.2 million from $110.5 million in third quarter 2019. Net income (GAAP) increased to $25.4 million or $0.73 per diluted ADS (GAAP) from net income (GAAP) of $4.2 million or $0.12 per diluted ADS (GAAP) in third quarter 2019.

[1]	Non-GAAP

For the fourth quarter, net income (non-GAAP) increased to $33.8 million or $0.96 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $24.4 million or $0.69 per diluted ADS (non-GAAP) in third quarter 2019.

Fourth Quarter 2019 Review

“In the fourth quarter, sales momentum accelerated with strong sequential growth led by our three key products,” said Wallace Kou, President and CEO of Silicon Motion. “We delivered record high SSD controller sales, both for the quarter and the year. Additionally, our eMMC+UFS mobile embedded memory controller sales continued to grow strongly, and our SSD solutions sales also posted strong growth with both Shannon and Ferri SSDs up sequentially.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2019	3Q 2019	4Q 2018	4Q 2019	3Q 2019	4Q 2018
Revenue	$153.2	$110.5	$123.4	$153.0	$113.2	$115.8
Gross profit Percent of revenue	$73.6 48.1%	$54.8 49.6%	$62.1 50.3%	$75.4 49.3%	$56.4 49.8%	$58.1 50.2%
Operating expenses	$46.2	$50.1	$48.3	$38.1	$31.4	$27.5
Operating income Percent of revenue	$27.4 17.9%	$4.6 4.2%	$13.8 11.2%	$37.3 24.4%	$25.1 22.1%	$30.6 26.5%
Earnings per diluted ADS	$0.73	$0.12	$0.42	$0.96	$0.69	$0.82

Other Financial Information

(in millions)	4Q 2019	3Q 2019	4Q 2018
Cash, cash equivalents, restricted cash and short-term investments—end of period	$350.3	$337.9	$310.7
Routine capital expenditures	$2.3	$3.9	$5.1
Dividend payments	$12.1	$10.0	$10.8
Share repurchases	—	$25.0	$33.5
Loan repayments	—	—	$3.9

During the fourth quarter, we had $2.3 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 25, 2019, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On November 21, 2019, we paid $12.1 million to shareholders as the first installment of our annual dividend.

On November 21, 2018, the Company announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24 month period. In the fourth quarter, we did not repurchase any of our ADSs. Since the start of this program, we have repurchased $59.8 million of our ADSs.

Business Outlook

“This year, we expect all three of our key products to contribute to our overall growth,” said Wallace Kou, President and CEO of Silicon Motion. “We expect our SSD controller sales, now representing over half of total revenue, to continue to deliver solid growth as we expand our OEM exposure. We anticipate that our eMMC+UFS controller sales will return to growth this year as UFS adoption in smartphones increases. We believe that our SSD solutions will also return to growth this year as Chinese hyperscalers adopt more of our open-channel SSDs in their data centers and as our differentiated industrial SSDs diversify further into automotive, data networking and other applications. Finally, there is significant uncertainty relating to the recent coronavirus outbreak and its effect on demand and our supply chain; this business outlook incorporates related information that we have at this time.”

For the first quarter of 2020, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP

Revenue	$130m to $138m -15% to -10% Q/Q	—	$130m to $138m -15% to -10% Q/Q

Gross margin	44.0% to 46.0%	Approximately $0.1m*	44.0% to 46.0%

Operating margin	15.9% to 18.2%	Approximately $2.5m to $2.7m**	18.0% to 20.0%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.

**	Projected operating margin (non-GAAP) excludes $2.5 million to $2.7 million of stock-based compensation.

For the full year 2020, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP

Revenue	$539m to $584m 18% to 28% Y/Y	—	$539m to $584m 20% to 30% Y/Y

Gross margin	45.9% to 47.9%	Approximately $0.5m*	46.0% to 48.0%

Operating margin	18.5% to 21.1%	Approximately $14.0m to $16.0m**	21.5% to 23.5%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.

**	Projected operating margin (non-GAAP) excludes $14.0 million to $16.0 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 7, 2020.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Access Numbers:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 6499746

Replay Numbers (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 6499746

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns and accounts receivable attributable to these product lines.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

FCI divestiture refers to the exclusion of revenue, expenses and other items relating to our FCI specialty RF IC product-line, the sale of which was closed on May 31, 2019. Under GAAP, according to FASB ASU 2014-08, this disposal transaction does not meet the threshold for presenting as a discontinued operation. We are excluding FCI from our financial results for non-GAAP as we believe this provides investors with enhanced transparency. Additionally, we are also excluding transaction expenses and long-term investment gains from this asset disposal.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gains on disposal of long-term investments relate to gains from the sale of our investment in ProGrade, a professional-grade memory card manufacturer, and Cashido, a manufacturer of flash memory storage devices.

Gain and loss on equity-method investment consists of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges, as well as the GAAP measures, assists our investors because such charges are not reflective of our ongoing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Year Ended

	Dec. 31, 2018 ($)	Sep. 30, 2019 ($)	Dec. 31, 2019 ($)	Dec. 31, 2018 ($)	Dec. 31, 2019 ($)
Net Sales	123,386	110,518	153,196	530,348	457,253

Cost of sales	61,288	55,727	79,563	269,541	235,081

Gross profit	62,098	54,791	73,633	260,807	222,172

Operating expenses

Research & development	30,675	24,392	33,869	102,028	110,123

Sales & marketing	7,435	5,895	6,093	29,279	25,012

General & administrative	5,397	3,632	6,269	17,633	17,812

Amortization of intangibles assets	741	255	-	2,964	766

Impairment of goodwill and intangible assets	4,069	15,970	-	4,069	15,970

Operating income	13,781	4,647	27,402	104,834	52,489

Non-operating income (expense)

Interest income, net	1,718	1,662	1,478	5,923	6,405

Gain on disposal of long-term investments	-	37	-	-	12,941

Foreign exchange gain (loss), net	(9)	(362)	84	(615)	148

Gain (loss) on equity-method investments	(169)	-	-	(473)	-

Others, net	38	6	33	192	91

Subtotal	1,578	1,343	1,595	5,027	19,585

Income before income tax	15,359	5,990	28,997	109,861	72,074

Income tax expense	260	1,777	3,567	11,791	7,675

Net income	15,099	4,213	25,430	98,070	64,399

Earnings per basic ADS	0.42	0.12	0.73	2.72	1.83

Earnings per diluted ADS	0.42	0.12	0.73	2.71	1.82

Margin Analysis:

Gross margin	50.3%	49.6%	48.1%	49.2%	48.6%

Operating margin	11.2%	4.2%	17.9%	19.8%	11.5%

Net margin	12.2%	3.8%	16.6%	18.5%	14.1%

Additional Data:

Weighted avg. ADS equivalents[2]	35,974	35,128	34,776	36,031	35,177

Diluted ADS equivalents	36,070	35,153	35,021	36,128	35,296

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Year Ended
	Dec. 31, 2018 ($)	Sep. 30, 2019 ($)	Dec. 31, 2019 ($)	Dec. 31, 2018 ($)	Dec. 31, 2019 ($)
Revenue (GAAP)	123,386	110,518	153,196	530,348	457,253

SSD solutions restructuring	-	2,656	(162)	-	2,494
FCI divestiture	(7,585)	-	-	(30,162)	(10,359)
Revenue (non-GAAP)	115,801	113,174	153,034	500,186	449,388

Gross profit (GAAP)	62,098	54,791	73,633	260,807	222,172
Gross margin (GAAP)	50.3%	49.6%	48.1%	49.2%	48.6%

Stock-based compensation (A)	226	50	141	355	293

SSD solutions restructuring	-	1,572	1,618	-	8,176

FCI divestiture	(4,225)	-	-	(15,436)	(5,675)

Gross profit (non-GAAP)	58,099	56,413	75,392	245,726	224,966

Gross margin (non-GAAP)	50.2%	49.8%	49.3%	49.1%	50.1%

Operating expenses (GAAP)	48,317	50,144	46,231	155,973	169,683

Stock-based compensation (A)	(11,885)	(2,561)	(7,209)	(19,835)	(14,139)

Amortization of intangible assets	(741)	(255)	-	(2,964)	(766)

SSD solutions restructuring	(4,069)	(15,970)	(928)	-	(16,898)

Litigation expense	(7)	-	-	(37)	2

FCI divestiture	(4,141)	-	-	(20,882)	(8,682)

Operating expenses (non-GAAP)	27,474	31,358	38,094	112,255	129,200

Operating profit (GAAP)	13,781	4,647	27,402	104,834	52,489
Operating margin (GAAP)	11.2%	4.2%	17.9%	19.8%	11.5%

Total adjustments to operating profit	16,844	20,408	9,896	28,637	43,277

Operating profit (non-GAAP)	30,625	25,055	37,298	133,471	95,766
Operating margin (non-GAAP)	26.5%	22.1%	24.4%	26.7%	21.3%

Non-operating income (expense) (GAAP)	1,578	1,343	1,595	5,027	19,585

Foreign exchange loss (gain), net	9	362	(84)	615	(148)

Gain on disposal of long-term investments	-	(37)	-	-	(532)

Loss on equity-method investments	169	-	-	473	-

FCI divestiture	(6)	-	-	(63)	(12,412)

	For Three Months Ended			For Year Ended
	Dec. 31, 2018 ($)	Sep. 30, 2019 ($)	Dec. 31, 2019 ($)	Dec. 31, 2018 ($)	Dec. 31, 2019 ($)

Non-operating income (expense) (non-GAAP)	1,750	1,668	1,511	6,052	6,493

Net income (GAAP)	15,099	4,213	25,430	98,070	64,399

Total pre-tax impact of non-GAAP adjustments	17,016	20,733	9,812	29,662	30,185

Income tax impact of non-GAAP adjustments	(2,290)	(521)	(1,430)	(3,479)	(2,700)

Net income (non-GAAP)	29,825	24,425	33,812	124,253	91,884

Earnings per diluted ADS (GAAP)	$0.42	$0.12	$0.73	$2.71	$1.82
Earnings per diluted ADS (non-GAAP)	$0.82	$0.69	$0.96	$3.43	$2.60

Shares used in computing earnings per diluted ADS (GAAP)	36,070	35,153	35,021	36,147	35,296
Non-GAAP Adjustments	284	139	171	108	106

Shares used in computing earnings per diluted ADS (non-GAAP)	36,354	35,292	35,192	36,255	35,402

(A) Excludes stock-based compensation as follows:
Cost of Sales	226	50	141	355	293
Research & development	8,239	1,811	5,178	12,996	9,811
Sales & marketing	1,350	320	790	3,223	1,772
General & administrative	2,296	430	1,241	3,616	2,556

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2018 ($)	Sep. 30 2019 ($)	Dec. 31, 2019 ($)
Cash and cash equivalents	284,989	308,191	323,166
Short-term investments	3,609	4,664	2,011
Accounts receivable (net)	91,763	90,332	108,734
Inventories	81,518	87,840	88,439
Refundable deposits – current	19,157	24,078	24,085
Prepaid expenses and other current assets	17,454	17,903	18,764

Total current assets	498,490	533,008	565,199
Long-term investments	4,242	3,000	3,000
Property and equipment (net)	101,410	98,749	97,777
Goodwill and intangible assets (net)	59,352	17,489	17,489
Other assets	9,120	14,002	14,264

Total assets	672,614	666,248	697,729

Accounts payable	27,657	32,457	30,687
Income tax payable	4,163	1,293	2,465
Accrued expenses and other current liabilities	81,831	48,200	92,611

Total current liabilities	113,651	81,950	125,763
Other liabilities	26,686	31,810	35,182

Total liabilities	140,337	113,760	160,945
Shareholders’ equity	532,277	552,488	536,784

Total liabilities & shareholders’ equity	672,614	666,248	697,729

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For Year Ended
	Dec. 31,	Sep. 30,	Dec. 30,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019
	($)	($)	($)	($)	($)
Net income	15,098	4,213	25,430	98,070	64,399
Depreciation & amortization	3,899	3,244	3,190	14,796	13,056
Stock-based compensation	12,378	2,611	7,350	20,779	14,591
Goodwill & intangible assets impairment	4,069	15,970	-	4,069	15,970
Investment impairment, losses & disposals	169	(44)	(16)	274	(13,005)
Changes in operating assets and liabilities	(671)	(21,925)	(6,548)	(29,813)	(18,025)
Others	27	11	3	67	20

Net cash provided by operating activities	34,969	4,080	29,409	108,242	77,006

Purchase of property & equipment	(5,121)	(3,925)	(2,276)	(74,853)	(10,325)
Purchase of long-term investments	-	-	-	(4,715)	-
Disposal of long-term investments	-	38	-	-	45,742

Net cash provided by (used in) investing activities	(5,121)	(3,887)	(2,276)	(79,568)	35,417

Dividend payments	(10,829)	(10,009)	(12,147)	(43,281)	(44,029)
Share repurchases	(33,539)	(25,015)	-	(33,539)	(26,231)
Bank loan	(3,900)	-	-	(25,000)	-

Net cash used in financing activities	(48,268)	(35,024)	(12,147)	(101,820)	(70,260)

Net increase (decrease) in cash, cash equivalents & restricted cash	(18,421)	(34,831)	14,986	(73,146)	42,163
Effect of foreign exchange changes	(119)	(24)	(13)	(1,250)	(1,037)
Cash, cash equivalents & restricted cash—beginning of period	325,666	368,135	333,280	381,523	307,127

Cash, cash equivalents & restricted cash—end of period	307,127	333,280	348,253	307,127	348,253

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMC+UFS devices, which are found in smartphones, PCs and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2020 and full year 2020 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2020 and full year 2020. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes and recent global outbreak of coronavirus; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 15, 2019. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com